[redacted]

14040071

ES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
2014
Washington DC
405

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44118

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TAGLICH BROTHERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

790 NEW YORK AVE., SUITE 209

(No. and Street)

HUNTINGTON	NY	11743
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL N. TAGLICH 631-757-1500

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S. A. KOENIG & ASSOCIATES, CPA's P.C.

(Name – if *individual, state last, first, middle name)*

485 UNDERHILL BLVD., SUITE 100	SYOSSET	NY	11791
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of acts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/24/14

OATH OR AFFIRMATION

I, ROBERT F. TAGLICH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TAGLICH BROTHERS, INC., as of DECEMBER 31 ~2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR

Title

Notary Public

RICHARD C. CH
NOTARY PUBLIC, State of New York
No. 62-5010493
Qualified in Suffolk County
Commission Expires March 29, 2000 15

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Taglich Brothers, Inc.

Financial Statements

For The Year Ended December 31, 2013

TAGLICH BROTHERS, INC.
DECEMBER 31, 2013

TABLE OF CONTENTS

S. A. KOENIG & ASSOCIATES CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of
Taglich Brothers, Inc.
Huntington, New York

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Taglich Brothers, Inc. (the Company) as of December 31, 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud and error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791 TEL: (516) 921-6480 • FAX: (516) 921-6482 • WWW.SAK-CPAS.COM

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taglich Brothers, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in pages 14-21 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in pages 14-21 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in pages 14-21 is fairly stated in all material respects in relation to the financial statements as a whole.

S. A. Koenig & Associates

S. A. KOENIG & ASSOCIATES, CPAS, P.C.

Syosset, New York
February 28, 2014

TAGLICH BROTHERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

ASSETS:		
Cash and cash equivalents	$	551,785
Due from clearing broker		935,011
Securities, at fair value		924,730
Customer receivables, less allowance for uncollectibles of $112,750		747,883
Note receivable		151,250
Prepaid expenses and other assets		102,284
TOTAL ASSETS	**$**	**3,412,943**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	1,302,187
Client advances - financial research		7,750
TOTAL LIABILITIES		1,309,937
CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Common stock, no par value, $1 stated value, 200 shares authorized, 130 shares issued and 95 shares outstanding		130
Additional paid-in capital		844,277
Retained earnings		1,358,279
Treasury stock, 35 shares held at cost		(99,680)
TOTAL STOCKHOLDERS' EQUITY		2,103,006
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**3,412,943**

The accompanying notes are an integral part of these financial statements.

1 - ORGANIZATION

Taglich Brothers, Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and The Securities Investor Protection Corporation ("SIPC"). The Company is also registered with the SEC under the Investment Advisors Act of 1940. The Company's principal business activities are performing financial research and analysis, acting as a broker-dealer of securities and engaging in investment banking services. It operates out of an office in Huntington, New York and a branch office in Manhattan, New York.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for amortization, depreciation and contingencies.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid debt investments with maturities of three months or less when purchased. The Company considers money market accounts meeting such criteria to be cash equivalents.

Receivables

The Company carries its receivables at cost, less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED).

Revenue Recognition

Securities transactions and the related revenues and expenses are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date with related commission income and expenses reported on a trade date basis.

Investment banking revenues arise from security offerings in which the Company acts as an underwriter or agent. Investment banking revenues are recorded as earned, in accordance with the terms of the investment banking agreements. Investment banking services rendered for non-cash consideration are not recognized unless collectability is reasonably assured. Revenue from other fees and services is recorded when earned.

Website research revenues arise from clients who want their company to be researched and featured on the Company's website. Website research revenues are recorded when earned.

Investment advisory fees are received and earned quarterly.

Investment Valuation

The Company's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.

Income Taxes

Provisions for Federal income taxes and state income taxes for the state in which the Company does business have not been made because the stockholders have elected to have the Company treated as an S Corporation for income tax purposes as provided in Section 1362(a) of the Internal Revenue Code. As such, the Company's income or loss and credits are passed through to the stockholders and reported on their individual income tax returns. A provision is made for New York City income tax, which does not recognize S Corporations, on income sourced to the City.

The Company follows the uncertainty in income taxes standard and evaluates it tax positions each year. The Company has a deferred tax liability of $4,725 at December 31, 2013.

The Company files income tax returns in the U.S. federal jurisdiction, New York State and New York City. The Company is no longer subject to U.S. federal, state and local examinations by tax authorities for the years before 2009.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Derivative Instruments

The Company adopted guidance which requires entities that use derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit risk related contingent features contained within derivatives. This guidance also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of GAAP have been applied, and the impact that hedges have on an entity's financial position, financial performance and cash flows.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 28, 2014, the date the financial statements were issued.

3 - DUE FROM BROKER DEALER

The amount due from broker of $935,011 at December 31, 2013, consists of the following:

	Receivable	Payable
Receivable from clearing organization	$ 1,151,584	$ -
Fees and commissions receivable/payable	-	216,573
	$ 1,151,584	**$ 216,573**

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

4 - OFF-BALANCE SHEET RISK

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customer's money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. In addition, the receivables from the clearing brokers are pursuant to these clearance agreements.

5 - RECEIVABLE FROM CUSTOMERS

Customer receivables arise in connection with the Company's investment banking and website research business activities and are carried at cost. As of December 31, 2013, the receivable amount related to investment banking business included warrants receivable in the amount of $730,633. The warrants receivable were valued using the Black Scholes Model as of the date of the closing of each related private placement.

As of December 31, 2013, the receivable amount related to the website research business was $130,000. The Company estimates an allowance for doubtful accounts, related to the website research receivable to be $112,750, at December 31, 2013.

6 - FAIR VALUE MEASUREMENTS

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- If the assets or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

6 - FAIR VALUE MEASUREMENTS (CONT'D).

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Warrants: Valued using the Black-Sholes method.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflect of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plans assets at fair value as of December 31, 2013.

	Assets At Fair Value as of December 31, 2013			
	Level 1	**Level 2**	**Level 3**	**Total**
Common stocks:				
Consumer goods	$ 491,072	$ -	$ -	$ 491,072
Healthcare	4,675	-	-	4,675
Industrial	-	251,351	-	251,351
Technology	177,632	-	-	177,632
Total Common Stocks	673,379	251,351	-	924,730
Warrants	-	-	-	-
Total Assets at Fair Value	**$ 673,379**	**$ 251,351**	**$ -**	**$ 924,730**

7 - CONCENTRATIONS

The Company maintains cash and cash equivalent balances at a financial institution which is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2013, the Company had a cash or cash equivalent balance in excess of FDIC insurance limits of $301,785.

Approximately 26% of the Company's revenue, totaling $2,216,133, was derived from two customers for the year ended December 31, 2013. The Customer receivable for one of these customers totaled $361,469 as of December 31, 2013.

8 - RELATED PARTY

The Company pays a monthly administrative management fee to an affiliated corporation. The management fee includes a charge for occupancy of office space, equipment rental, and other administrative expenses. Administrative management fees of $197,550 and rental fees of $72,600 were incurred during the year ended December 31, 2013.

The Company received monthly monitoring fees of approximately $819,036 during the year ended December 31, 2013 related to certain investment banking transactions in which the officers or certain employees of the Company are either shareholders or directors of the companies for which funds were raised.

9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company has net capital of $1,197,986 which was $1,097,986 in excess of its minimum required net capital of $100,000. The Company's net capital ratio was 1.09 to 1.

10- NOTE RECEIVABLE

In connection with their investment banking business, the Company received a note for $150,000 from a customer. The note requires payment of interest at 10% per annum, due on the first day of the last month of each calendar quarter until maturity. The Company opted to extend the terms of the note to January 15, 2016. The December 2013 interest payment of $1,250 has been accrued as of December 31, 2013 and is included in the note receivable balance. The $1,250 interest payment was received in January 2014.

11 - PROFIT SHARING PLAN

The Company has a profit sharing plan covering all of its employees who have completed six months of service. The plan allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. The Company does not make matching contributions.

12 - COMMITMENTS AND CONTINGENCIES

The Company may be involved from time to time in litigation arising from the normal course of business. In management's opinion, as of the date of this report, the Company is not engaged in legal proceedings which individually or in the aggregate are expected to have a materially adverse effect on the Company's results of operations or financial condition.